MAIL STOP 3561

      September 20, 2005

Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
200 Concord Plaza, Suite 700
San Antonio, Texas  78219

Re:	Argyle Security Acquisition Corporation
		Amendment No. 1 to Registration Statement on Form S-1
      Filed August 19, 2005
		File No. 333-126569

Dear Mr. Marbut:

      We have reviewed your filing and have the following comments.
Please note that this letter supersedes our prior comment letter dated September 19, 2005 and reflects revisions made under the heading "Financial Statements." Where indicated, we think you should revise your document in response to these comments.

General
1. We are unable to locate the voting agreement whereby the existing shareholders have agreed to vote all shares owned by them both before and after this offering in accordance with the majority. Please file it as an exhibit.
2. We note that certain of your officers and directors have agreed to purchase warrants in the aftermarket if "certain conditions" are satisfied. Please explain what these conditions are.
3. In prior comment 36 to our letter dated August 11, 2005, we noted the issuance of options to your officers and directors and asked that you provide the disclosure required by Item 402 of Regulation S-K regarding executive compensation. We are unable to locate this information or the tabular format required by the Item. Please also file the option agreement as an exhibit.
4. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

Prospectus Cover Page
5. The cross-reference to the risk factors should be highlighted.
See Item 501(a)(5) of Regulation S-K.

Prospectus Summary
6. Please correct the reference to the American Stock Exchange under
Proposed Symbols on page 3.
7. In light of the increase in common stock outstanding, please revise the common stock outstanding after the offering.

Risk Factors, page 7
8. We note the disclosure on page 29 that you may consummate a business combination with an entity affiliated with the existing stockholders, which would appear to include officers and directors.
Please add a risk factor. Also, on page 29, discuss whether there have been any discussions, plans or arrangements, formal or informal, to acquire a business affiliated with an existing shareholder. We may have further comment.

Capitalization, page 25
9. Please revise your table to include the notes payable, stockholders (i.e. $125,000).

Principal Stockholders, page 39
10. Please discuss the "certain conditions" where the named entities will collectively purchase up to 1.2 million warrants in the public marketplace at a price not to exceed $1.20 per warrant.
Financial Statements

Note 5 - Commitments and contingencies, F-9
11. We noted your response to comment 32 and your revised disclosure indicating that there were no stock options outstanding at July 11,
2005. This disclosure however, is not consistent with the disclosure made on page II-3 (Item 15. Recent Sales of Unregistered Securities), which states the options were issued on July 6, 2005. Please advise and revise to clarify this inconsistency.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990


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Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
September 20, 2005
P. 1